Master Investor Agreement

This Master Investor Agreement (this "Agreement") is made and effective as of [date] ("Agreement Date"), by and between the [Investor] ("Investor") and Launchparty, Inc., a Delaware corporation ("Launchparty"). Launchparty, together with Launchparty, LLC, a Delaware limited liability corporation, will be referred to in this Agreement as the "Launchparty Parties."

WHEREAS, Investor desires to use Launchparty's platform ("Platform") on the website launchparty.vc ("Site") to offer to purchase or purchase (each, a "Transaction"), currently or in the future, beneficial interests in shares of stock or units of membership or partnership more specifically described in a commitment confirmation (each, a "Commitment Confirmation") and for completed transactions, a transaction confirmation (each, a "Transaction Confirmation") provided by a Launchparty Party to Investor (the "Securities").

Now, therefore, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties to this Agreement agree as follows:

AGREEMENT

1. Transactions on the Platform

a. All Transactions on the Platform are subject to and governed by the terms and conditions of this Agreement. All Transactions on the Platform are irrevocable other than as required by applicable law.

b. Each Commitment Confirmation shall incorporate by reference this Agreement and will generally include such information as the number, type, identity and price of the Securities, dollar amount of the prospective investment commitment, name of the issuer of the securities ("Issuer") for each Transaction, and the date and time by which the Investor may cancel the offer to purchase. Each Transaction Confirmation shall incorporate by reference this Agreement and will generally include such information as the date of the Transaction, number, type, identity and price of the Securities, dollar amount invested and name of the Issuer for each Transaction.

c. When registering as a user on the Site and in order to pay the purchase price or receive the applicable sales proceeds for the Securities purchased or sold in a Transaction on the Site, Investor shall establish an account as described from time to time on the Site.

d. Investor shall pay the purchase price for the Securities for any purchase on the Site. In addition, Investor shall pay any applicable transaction fees in connection with any Transaction on the Site. Investor agrees to buy the number or dollar amount of

Securities that is entered by Investor and Investor will complete all purchases on the Site. Once such commitment to purchase securities by Investor can no longer be changed, canceled or withdrawn pursuant to Section 4(a)(6) of the Securities Act and the rules adopted thereunder, such purchase is irrevocable by Investor and Investor unconditionally owes the purchase price relating to the Transaction. Any revocation of a payment made for a Transaction shall be deemed a breach of this Agreement; provided, however, an Investor exercising Investor's right to cancel an offer to purchase Section 4(a)(6) Securities within the timeframe indicated in the Commitment Confirmation shall not be deemed a revocation of payment.

e.   For any Investor who chooses to use an ACH, wire transfer, or credit and/or debit cards on the Site to fund any deposit or investment commitment on the Platform, Investor agrees that he, she or they will neither request, submit, or otherwise seek to process or obtain nor be entitled to any refund of any amount charged or debited for the Transaction on the bank account or credit/debit card from which such payment was made commencing at the earlier to occur of the applicable deadline for an investor to withdraw from the Transaction or the closing of a Transaction.

2. Special Purpose Vehicle and Ownership of Securities

a. Launchparty in its sole discretion, may appoint a special purpose vehicle to serve as record owner ("Record Owner") for the Securities of an issuer sold on the Platform in a Transaction. For any Securities sold on the Platform by an Issuer using a special purpose vehicle, the Record Owner will be the sole holder of legal title to and be the sole record holder of such Securities. In such Transactions, Investor will obtain ownership of interests of the special purpose vehicle that owns the Securities. Investor agrees that Launchparty will appoint a manager of the special purpose vehicle ("Manager") to manage the special purpose vehicle entity in accordance with the requirements of Rule 3a-9 under the Securities Act as described below. Certain Issuers may require investors to appoint a proxy. Investor agrees that any proxy decisions will be governed by a specific offering's subscription documents. The Record Owner will have and exercise all voting rights with respect to the Securities. The books and records of the Issuer will show the Record Owner as the sole legal and record owner of the Securities. The sole dispositive record of the Investor's beneficial ownership of the Securities will be on the books and records of the Manager or any successor Manager.

b. The special purpose vehicle will be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer.

c. The special purpose vehicle will not borrow money and uses the proceeds from the sale of its Securities solely to purchase a single class of securities of a single crowdfunding issuer.

d. The special purpose vehicle will issue only one class of Securities in one offering under Regulation Crowdfunding and will be deemed a co-issuer with the company issuing securities.

e. The special purpose vehicle will maintain a one-to-one relationship between the number, denomination, type and rights of crowdfunding issuer securities it owns and the number, denomination, type and rights of its Securities outstanding.

f. The special purpose vehicle will seek instructions from the holders of its Securities with regard to: (i) the voting of the crowdfunding issuer securities it holds and will vote the crowdfunding issuer Securities only in accordance with such instructions; and (ii) participating in tender or exchange offers or similar transactions conducted by the crowdfunding issuer and will participate in such transactions only in accordance with such instructions.

g. The special purpose vehicle will receive, from the crowdfunding issuer, all disclosures and other information required under Regulation Crowdfunding and the special purpose vehicle will promptly provide such disclosures and other information to the Investor and potential investors in the special purpose vehicle Securities.

h. The special purpose vehicle will provide to each Investor the right to direct the special purpose vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Issuer and will provide to each Investor any information that it receives from the Issuer as a shareholder of record of the crowdfunding issuer.

3. Platform Policies

The Terms of Service and Privacy Policy (collectively, the "Platform Policies") available at https://launchparty.vc/terms and https://launchparty.vc/privacy, respectively, are incorporated by reference into this Agreement. Investor acknowledges that he, she or it has read and agrees to the Platform Policies and acknowledges that the Platform Policies govern Investor's use of the Site.

4. Representations, Warranties and Covenants of the Investor

a. Investor represents, warrants and agrees to the following with respect to each Transaction on the Platform, as of the Agreement Date and as of the effective date of each Transaction by the Investor on the Platform:

i. Investor has all requisite power, authority and capacity to agree to and comply with the Platform Policies and this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms. If Investor is not a natural person, Investor is a duly incorporated business in a state or territory of the United States or a citizen or legal resident alien of the United States. This Agreement and all

Transactions contemplated by this Agreement will not result in any violation of any of the terms and provisions of any indenture or other agreement to which Investor is a party or by which Investor may otherwise be bound, or of any law, rule, license, regulation, judgment, order or decree governing or affecting Investor or relating to the Securities. All authorizations, approvals and consents necessary for execution and delivery by Investor of this Agreement and for the consummation by Investor of the transactions contemplated by this Agreement have been given, which if not given would not have a materially adverse effect on Investor or the Securities.

ii.   The representations and warranties made by Investor in this Agreement and on the Site are true, correct and complete as of the Agreement Date and the effective date of each Transaction on the Platform, including without limitation, offers to purchase and purchases of any Securities. No representation or warranty made by Investor in this Agreement, and no statement or information furnished by the Investor on the Site or to any Launchparty Party in connection with this Agreement, or the transactions contemplated by this Agreement including any Transactions, contains or will contain any untrue statement of a material fact, or omits or will omit to state all material facts which are necessary in order to make the statements contained therein not misleading.

iii.   The Investor will notify Launchparty immediately if any of the Investor's representations in this Agreement (including those included by reference) become untrue or incomplete in any respect, or the Investor is otherwise unable to comply with the Platform Policies or this Agreement.

iv.   The Investor is solely responsible for its compliance with all applicable laws, including without limitation all federal and state securities laws. The Investor is not relying on any Launchparty Party for any investment advice, or for advice regarding legal, accounting, business, investment, pension, tax or other economic considerations involved with the sale of the Securities. The Investor further acknowledges that it is selling or purchasing beneficial interests in the Securities without any representation or warranty, express or implied, at law or in equity, by any Launchparty Party, including without limitation with respect to (a) the Securities being merchantable or fit for any particular purpose, (b) the operation and financial condition of the Issuer and (c) the probability of success or profitability of the Issuer or an investment in the Securities.

v.   The Investor is not trading on material, non-public information regarding the Securities or the Issuer.

vi.   The Investor understands and agrees that no Launchparty Party will be liable in connection with any information or omission of information regarding the Securities that is supplied or derived from information provided by any third party including the Investor or Issuer.

b. For all Transactions on the Platform, Investor represents, warrants and agrees to the following:

    i.   Investor satisfies the investment limitation requirements contained in Section 4(a)(6)(B) of the Securities Act.

    ii.   With respect to Securities being offered pursuant to Section 4(a)(6) Securities, Investor has reviewed the educational materials provided on the Site and understands that there are risks associated with the Securities, restrictions on resale of the Securities, the Issuer is required to deliver financial information annually and such information may cease to be provided in the future, limitations exist on the Investor's right to cancel an offer to purchase the Securities, the Issuer may cancel an offer to purchase the Securities under certain circumstances and there might not be any ongoing relationship between the Issuer and Launchparty.

    iii.   Investor has considered and determined that an investment in the Securities is appropriate for the Investor and understands that the entire amount of the investment in the Securities is at risk and may be lost.

    iv.   The Investor acknowledges the availability and ability to use a communication channel on the Site in connection with the Securities offered for sale or purchase by the Investor on the Platform to discuss with other Investors and the Issuer the Transaction and other aspects of the Securities.

5. Compliance with Laws

Each party shall comply with all applicable U.S. and non-U.S. federal, state and local laws and regulations in connection with its activities pursuant to this Agreement.

6. Consent to Electronic Delivery of Materials

Investor agrees that the opening and maintaining his or her account by Launchparty is conditioned on Investor's agreement to receive all notices, documents, and other information related to Investor's account and investments electronically. Investor agrees that Launchparty may make this delivery through an online posting on the Launchparty website, by email or by other electronic media to which Investor hereby consents. Investor's consent to electronic delivery extends to all information required to be provided by Launchparty, by the Issuers of the securities in which Investor invests, and by other third parties. Investor acknowledges they will receive email or other notices electronically when, for example, your account statements, confirmations, tax documents (which may include Form 1099B— Proceeds from Broker and Barter Exchange, Form 1099DIV— Dividends and Distributions, Form 1099INT—Interest Income, Form 1099OID— Original Issue Discount and Form 1099MISC—Miscellaneous Income), prospectuses, annual reports, proxy statements, proxies, tender offers and mergers, corporate recapitalizations, margin and maintenance calls, the Privacy Policy and other Platform Policies, and any other information Launchparty determines to provide is available for viewing or printing.

Investor agrees that when Launchparty sends these email notices to Investor that the emails constitute delivery to Investor of the information or documents referred to in the email or other notice mechanism even if Investor does not actually access the information or documents on the website. Investor makes this consent effective immediately and agrees the consent will remain in effect unless revoked by Launchparty or Investor.

Investor agrees to keep a working email address and other current contact information and will update Investor's account information immediately if the email address or other contact information changes.

7. Public Disclosure

Investor grants permission to the Launchparty Parties to publicly disclose Investor's first name, last initial, and details of the purchase and sale of the beneficial interests in the Securities on the Platform and Site.

8. Indemnification

a) Investor shall indemnify and hold harmless the Launchparty Parties and their affiliates and their respective officers, directors, members, employees, registered representatives, agents and controlling persons (the "Launchparty Indemnified Parties") from and against any and all third-party actual losses, claims, reasonable damages, costs, liabilities or expenses (including reasonable attorneys' fees and expenses), joint or several (collectively, the "Expenses"), to which the Launchparty Parties may become subject in connection with their performance of the services described in this Agreement that result from the Investor's or their affiliates' (x) material breach of its representations, warranties and covenants hereunder; (y) material breach of its obligations hereunder; or (z) gross negligence, willful misconduct or malfeasance in the performance of its obligations hereunder; provided, however, that Investor shall not be liable in any such case if such Expenses: (i) result from a breach by the Launchparty Indemnified Parties of any of their obligations under this Agreement; or (ii) result from the gross negligence, willful misconduct or malfeasance of a Launchparty Indemnified Party in connection with this Agreement.

b) Investor shall not be liable to the Launchparty Parties for any indirect, consequential, incidental, special, punitive, multiple or exemplary damages, including lost profits, arising under or in connection with this Agreement.

9. Limitation of Liability

Investor agrees that, to the fullest extent permitted by law that the Launchparty Parties and their respective directors, officers, agents, and employees, shall have no liability (whether direct or indirect, in contract, tort or otherwise and whether or not related to third party claims to the Investor for or in connection with this Agreement, the Transactions, the Launchparty Parties role or services in connection therewith, except to the extent that any such Losses incurred by the Investor are finally judicially determined by a court of competent jurisdiction to have resulted primarily from the Launchparty Parties failure to materially comply with applicable securities laws in connection with its role as an intermediary in a 4(a)(6) offering.

10. Third Party Beneficiary

The Investor acknowledges that the Launchparty Parties and each Launchparty Indemnified Party are intended third party beneficiaries of this Agreement and, as such, shall have the right to enforce directly, and bring any actions, suit, claim or proceeding in law or at equity for damages or otherwise in their own name and for their own benefit relating to a breach of, inaccuracy in, or failure to perform by Investor, any of the representations, warranties, covenants and agreements made by Investor in this Agreement as if they had been original parties to this Agreement.

11. Amendment

This Agreement can be amended at any time by Launchparty without prior notice to Investor and Investor's initiation of any Transaction in any beneficial interests in the Securities on the Platform shall constitute Investor's acceptance of the terms of this Agreement, as amended.

12. Assignment

This Agreement cannot be assigned or transferred, except that Launchparty may assign this Agreement to any of the Launchparty Parties. For the avoidance of doubt, a change of control of Launchparty shall not result in an assignment of this Agreement.

13. Survival of Representations

All representations and warranties contained in this Agreement (as made as of its date) delivered pursuant hereto shall remain operative and in full force and effect and shall survive the closing of a Transaction for a period of eighteen (18) months. Furthermore, the provisions of Sections 8, 9, 10, and 14 hereof shall survive any termination..

14. Governing Law

This Agreement and any non-contractual obligations between Investor and Launchparty arising out of or in connection with this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California, without giving effect to its choice of law rules. Investor agrees that any litigation related to the obligations between the parties arising out of or in connection with this Agreement shall be instituted in the United States District Court for the Northern District of California. Investor consents to personal jurisdiction in California for purposes of such litigation.

15. Headings

The article and paragraph headings in this Agreement are for administrative convenience only and shall not be construed in interpreting this Agreement.

16. Electronic Signature

This Agreement may be executed by electronic signature and an electronic signature shall constitute an original for all purposes. Investor agree that by providing an electronic signature, this Agreement is binding on Investor, forms a contract between Investor and Launchparty and is the legal equivalent of signed, written contracts, and equally binding.

17. Severability

In the event that any provision or term of this Agreement is deemed to be invalid, illegal or unenforceable for any reason, then the parties to this Agreement hereby mutually acknowledge and agree that it is their intention to have any such invalid, illegal or unenforceable provision or part thereof be deleted from this Agreement as if it had never been included in this Agreement, so that the remainder of this Agreement is valid, binding and enforceable in accordance with its terms.

18. Binding Nature

This Agreement shall be binding on and shall inure to the benefit of the successors of the parties to this Agreement, such that nothing contained in this paragraph shall be construed as consent to any assignment of this Agreement or the duties and obligations under this Agreement by either party.

19. Successors and Assigns

This Agreement (i) shall be binding upon the Investor and the heirs, legal representatives, successors and permitted assigns of the Investor and shall inure to the benefit of

Launchparty and its successors and assigns and (ii) shall, if the Investor consists of more than one person, be the joint and several obligation of each.

20. No Waiver

The failure of any party to exercise or enforce any right or provision of this Agreement shall not constitute a waiver of such right or provision. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

21. Force Majeure

Except for the payment of money, neither Company, Funding Portal, or Platform shall be liable for any delays or nonperformance directly or indirectly resulting from circumstances or causes beyond its reasonable control, including, without limitation, fire, pandemic, epidemic, or other casualty, act of God, strike or labor dispute, war or other violence or any law, order or requirement of any governmental agency or authority.

22. Further Assurances

Investor agrees that he, she or it will do any and all things reasonably necessary without undue burden or expense after the date of this Agreement in order to effectuate all the terms and conditions of this Agreement.

23. Entire Agreement

This Agreement, **including all the Platform Policies as defined, referenced, and incorporated into this Agreement as set forth in Paragraph 3**, contains the entire understanding between the parties with respect to its subject matter and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of such parties (whether oral or written) relating to such subject matter. No promise, inducement, representation or agreement other than as expressly set forth herein, has been made to or by the parties to this Agreement.

The parties have caused this Master Investor Agreement to be duly executed as of the date set forth on this page.

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